UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2024

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I-REGISTRANT INFORMATION

AMERICAN NATIONAL GROUP INC.

Full name of Registrant

Not Applicable

Former name if Applicable

One Moody Plaza

Address of Principal Executive Office (Street and number)

Galveston, TX 77550

City, State and Zip Code

PART II-RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed in its current report on Form 8-K filed with the U.S. Securities and Exchange Commission (“SEC”) on May 2, 2024, the Company recently completed the transactions contemplated by the Agreement and Plan of Merger, dated as of July 4, 2023 (the “Merger Agreement”), by and among the Company, Brookfield Reinsurance Ltd., a Bermuda exempted company limited by shares (“Parent” or “Brookfield Reinsurance”), Arches Merger Sub Inc., an Iowa corporation and an indirect, wholly owned subsidiary of Parent (“Merger Sub”) and, solely for the purposes set forth in the Merger Agreement, Brookfield Asset Management Ltd., a company incorporated under the laws of the Province of British Columbia (“BAM”). Pursuant to the Merger Agreement, the Company merged with and into Merger Sub, with the Company surviving as a wholly owned subsidiary of Parent (the “Brookfield Merger”).

Additionally, as previously disclosed in a subsequent current report on Form 8-K filed with the SEC on May 8, 2024 and as amended on July 23, 2024, the Company subsequently also completed a merger with American National Group, LLC, a Delaware limited liability company (“ANAT”) and an indirect, wholly-owned subsidiary of Brookfield Reinsurance. Pursuant to the Agreement and Plan of Merger, dated as of May 7, 2024, by and among the Company and ANAT (the “Post-Effective Merger Agreement”), ANAT merged with and into the Company (the “Post-Effective Merger”), with the Company surviving the Merger as an indirect wholly-owned subsidiary of Brookfield Reinsurance.

The Company is unable to file the Quarterly Report on Form 10-Q for the period ended September 30, 2024 (the “Quarterly Report”) within the prescribed due date without unreasonable effort or expense. The Quarterly Report is the second periodic report filed by the Company that will reflect the effects of the Brookfield and Post-Effective Mergers on the Company’s financial statements and related disclosures. Due to continued integration efforts relating to the Brookfield and Post-Effective Mergers, the Company requires additional time to prepare the financial statements and the accompanying notes to be disclosed in the Quarterly Report.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Reza Syed	(515)	221-0002
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As disclosed above, on May 7, 2024, the Company completed the Post-Effective Merger. For accounting purposes, the Post-Effective Merger is treated as a “reverse acquisition” under accounting principles generally accepted in the United States and ANAT is considered the accounting acquirer. Accordingly, ANAT’s historical results of operations will replace the Company’s historical results of operations for all periods prior to the Post-Effective Merger and, for all periods following the Post-Effective Merger, the results of operations of the combined company will be included in the Company’s financial statements. As a result, the Company expects its results of operations to be significantly different from those previously presented. The Company estimates that the net income presented in the Quarterly Report will decrease for the three and nine months ended September 30, 2024 compared to the same periods of 2023. The decrease in net income for the three and nine months ended September 30, 2024 compared to the same period of 2023 is primarily due to the impact of changes in equity markets and interest rate movements on the change in fair value of insurance-related derivatives and embedded derivatives and the change in fair value of market risk benefits partially offset by the favorable impacts of the Post-Effective Merger, continued growth in the business and continued redeployment of capital into higher yielding investments. The Company is unable to provide a reasonable estimate regarding the changes in results of operations as the preparation of the Company’s financial statements is still in progress.

AMERICAN NATIONAL GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2024	By:	/s/ Reza Syed
Reza Syed
Chief Financial Officer